UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
NEW AMERICAN CAPITAL, INC.
(Name of Subject Company (Issuer))
NEW AMERICAN CAPITAL, INC.
WASHINGTON MUTUAL, INC.
(Name of Filing Person (Issuer))

Zero Coupon Convertible Notes due February 15, 2021
(Title of Class of Securities)

74406AAB8
(CUSIP Number of Class of Securities)

Fay L. Chapman, Esq.
Senior Executive Vice President and General Counsel
Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101
(206) 461-2000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)
Copy to:

Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 (212) 455-2000	Brett Cooper, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105 (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$476,726,848	$56,111

(1)	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the Zero Coupon Convertible Notes due February 15, 2021 pursuant to the applicable indenture, calculated as the sum of (a) $394,693,635 representing the issue price of the outstanding notes, plus (b) $82,033,213, representing accrued original issue discount on such notes through November 21, 2005, the day prior to the currently anticipated repurchase date.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.

(3)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [ ] Form or Registration No.: [ ]	Filing Party: [ ] Date Filed: [ ]
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 4 relates to the Tender Offer Statement on Schedule TO originally filed by Washington Mutual, Inc. (“Washington Mutual”) and New American Capital, Inc. (the “Company”) on October 5, 2005 (as amended by Amendment No. 1 filed on October 14, 2005, Amendment No. 2 filed on October 21, 2005 and Amendment No. 3 filed on November 8, 2005, the “Schedule TO”) as required by the Indenture, dated as of May 1, 1999, between Providian Financial Corporation (“Providian”) and J.P. Morgan Trust Company, National Association, as the successor trustee to Bank One Trust Company, N.A. and The First National Bank of Chicago, as supplemented by the Second Supplemental Indenture dated as of February 15, 2001 and as further supplemented by the Fifth Supplemental Indenture dated October 1, 2005 (the “Indenture”) governing the Company’s Zero Coupon Convertible Notes due February 15, 2021 (the “Notes”).
     The Company filed the Schedule TO in connection with the right of each holder of Notes to sell to the Company, and the obligation of the Company to purchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of Change of Control and Offer to Purchase dated October 5, 2005 (the “Offer to Purchase”) filed herewith as Exhibit (a)(1)(A), as it may be amended or supplemented, the Indenture and the Notes (the “Offer”). A Change of Control (as defined in the Indenture) with respect to Providian occurred on October 1, 2005 when Providian merged with and into the Company (the “Merger”). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer, and Washington Mutual fully and unconditionally guaranteed the Company’s obligations under the Notes and the Indenture.
     This Amendment No. 4 is being filed by the Company and amends and supplements certain provisions of the Schedule TO to the extent set forth herein.
     The Schedule TO as amended and supplemented by this Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2), (3) and (4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is amended and supplemented by the following:
     The Offer expired at 5:00 p.m., Eastern time, on Monday, November 21, 2005. Based on information provided to the Company by the Trustee, $817,679,000 aggregate principal amount at maturity of Notes were validly tendered pursuant to the Offer and not withdrawn prior to its expiration, all of which were accepted for payment by the Company at an aggregate purchase price of $447,334,928.
Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and supplemented by adding the press release issued on November 22, 2005 as Exhibit (a)(5)(B) filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW AMERICAN CAPITAL, INC.
Dated: November 22, 2005	By:	/s/ Fay L. Chapman
		Name:	Fay L. Chapman
		Title:	Executive Vice President

WASHINGTON MUTUAL, INC.
By:	/s/ Fay L. Chapman
	Name:	Fay L. Chapman
	Title:	Executive Vice President

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Notice of Fundamental Change and Offer to Purchase, dated October 5, 2005.*

(a)(5)(A)	Press Release issued by Washington Mutual on October 5, 2005.*

(a)(5)(B)	Press Release issued by Washington Mutual on November 22, 2005.

(d)(1)	Senior Indenture, dated as of May 1, 1999, between Providian Financial Corporation and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.25 to Providian’s Current Report on Form 8-K filed May 19, 1999, File No. 1-12897).

(d)(2)	First Supplemental Indenture, dated as of August 23, 2000, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed August 23, 2000, File No. 1-12897).

(d)(3)	Second Supplemental Indenture, dated as of February 15, 2001, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed February 22, 2001, File No. 1-12897).

(d)(4)	Third Supplemental Indenture, dated as of May 27, 2003, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed May 30, 2003, File No. 1-12897).

(d)(5)	Fourth Supplemental Indenture, dated as of March 19, 2004, between Providian Financial Corporation and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed March 19, 2004, File No. 1-12897).

(d)(6)	Fifth Supplemental Indenture dated as of October 1, 2005 among Washington Mutual, the Company and J.P. Morgan Trust Company, National Association (incorporated by reference from Exhibit 4.1 to the Washington Mutual’s Current Report on Form 8-K filed October 3, 2005, File No. 1-14667).

(d)(7)	Washington Mutual will furnish upon request copies of all instruments defining the rights of holders of long-term debt instruments (other than those referenced in (d)(1) through (d)(6) above) of the Washington Mutual and its consolidated subsidiaries.

(d)(8)	Rights Agreement dated December 20, 2000 between Washington Mutual and Mellon Investor Services, LLC (incorporated by reference to Washington Mutual’s Current Report on Form 8-K filed January 8, 2001, File No. 1-14667).

(d)(9)	2003 Amended and Restated Warrant Agreement dated March 11, 2003 by and between the Washington Mutual and Mellon Investor Services LLC (incorporated by reference to the Washington Mutual’s Current Report on Form 8-K dated March 12, 2003, File No. 1-14667).

*	Previously filed.

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